INSIDER TRADING AND SHARE DEALING
The following is a summary of the rules detailed in the Code of Conduct.
Lifezone Metals Limited (the "Company") is listed on the New York Stock Exchange ("NYSE"). Our directors, officers, employees, consultants, contractors, agents and others acting on behalf of the Company and any of its subsidiaries ("Covered Individuals") must comply with insider trading and share dealing rules.

From time to time, you may become aware of material non-public information relating to the Company.
COVERED INDIVIDUALS (AND ANY OF THEIR RELATED PARTIES) MUST NOT BUY OR SELL SHARES IN THE COMPANY WHILE IN POSSESSION OF MATERIAL NON-PUBLIC INFORMATION RELATING TO THE COMPANY, OR ENGAGE IN ANY OTHER ACTION TO TAKE ADVANTAGE OF SUCH INFORMATION OR TO PASS SUCH INFORMATION ON TO OTHERS.

MATERIAL NON-PUBLIC INFORMATION
The Company expects that you will keep material non-public information relating to the Company confidential. Any failure to do so may be a breach of the terms of your employment / engagement. Any information, including event-specific information, that could reasonably be expected to affect the price of the Company's shares, whether such impact is positive or negative, should be considered material.

Examples of such information include: (i) a proposed acquisition or disposal, (ii) financial results, (iii) a takeover bid, (iv) significant changes in management or the Company's Board, and (v) actual or threatened litigation.

To protect any material non-public information, you must ensure that:
•you do not disclose any information that could reasonably affect the price, favourably or unfavourably, of the Company's shares;
•documents containing material non-public information are not made available where they can be read by others and are never left unattended;
•access to your inbox/emails is restricted as far as possible and that the Group General Counsel is notified as soon as possible if someone has access to your inbox/emails;
•hard copy documents are kept securely, locked away, and destroyed if no longer needed.
DEALING PROHIBITIONS
Covered Individuals (and any of their Related Parties) must get permission before dealing in Company shares. If permission is granted, the deal must take place as soon as possible and in any event within 3 business days of receiving permission.
You must not deal in shares when in possession of material non-public information; and during any "blackout period", being:-
•the period that begins on the last trading day of the third month of each fiscal quarter of the Company and ends at the beginning of the first day that follows two full days of trading on NYSE after the release of the Company’s quarterly or annual results to the public;
•if the Company issues a suspension of trading because a material event is anticipated.
You should also not at any time engage in the following with respect to the Company's shares: (i) trading on a short-term basis; (ii) short sales; (iii) buying / selling puts, calls, derivatives; (iv) pledges and margin accounts, or incurring indebtedness secured by a margin or similar account in which Company shares are held, or lending out or borrowing any Company shares.

CLEARANCE
Directors and executive officers of the Company (and their respective Related Parties) and any other persons (and their respective Related Parties) specifically designated by the Group General Counsel, must obtain prior clearance from the Group General Counsel before placing any order for the purchase or sale of shares in the Company. Clearance of a transaction is valid for three business days unless the transaction otherwise becomes prohibited at an earlier time.
Full details of the Company's policy relating to Insider Trading and Insider Dealing are set out in the Company's Code of Conduct. If you have any questions, please contact the Group General Counsel, legal@lifezonemetals.com.